FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ....       February      ................................................................     ,        2008.......
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F              X            Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes               No        X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date.....February 14, 2008.........	By	....../s/...... Hiroshi Kawashimo............... (Signature)*

Hiroshi Kawashimo Deputy Senior General Manager Global Finance Center Canon Inc.
*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Notice Regarding Additional Appointment of Executive Officer

February 14, 2008
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First Section) and other Stock Exchanges]
Inquiries:
Masahiro Osawa
Managing Director, Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Regarding Additional Appointment of Executive Officer
On January 30, 2008, Canon Inc. (the “Company”) announced the introduction of the Executive Officer System from April 1, 2008 and the names of executive officers that will take office on the same date. The Company resolved at the Board of Directors’ meeting held today the appointment of one additional executive officer to take office on April 1, 2008, as stated below in item 1.
Additionally, in connection with the above, the Company resolved at the Board of Directors’ meeting held today a partial amendment to the eligible range of grantees of share options, which was furnished in the Company’s “Notice Regarding Issuance of Stock Options (Share Options)” announced on January 30, 2008, as stated below in item 2.
1. Additional Appointment of Executive Officer (Effective April 1, 2008)
(Name)	(Current title)

Sachio Kageyama	President & CEO, Canon Vietnam Co. Ltd.
2. Grantees of Share Options
The Company’s “Notice Regarding Issuance of Stock Options (Share Options)” announced on January 30, 2008, stated that seven executive officers were eligible as grantees of share options. On the basis of the additional appointment of an executive officer as provided in item 1 above, the number of executive officers eligible as grantees of share options has been amended from seven to eight.
Reference attachments:
—	Notice Regarding Introduction of Executive Officer System (date January 30, 2008)

—	Notice Regarding Issuance of Stock Options (Share Options) (dated January 30, 2008)

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

January 30, 2008
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First Section) and other Stock
Exchanges]
Inquiries:
Masahiro Osawa
Managing Director, Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Regarding Introduction of Executive Officer System
Canon Inc. (the “Company”) resolved at the Board of Directors’ meeting held on January 30, 2008 the introduction of the Executive Officer System and the appointment of Executive Officers, as follows.
1. Reason for Introduction of the Executive Officer System
Considering the expansion of its operations and business scale, the Company hereby introduces the Executive Officer System to address the need to further strengthen its operational structure over the medium and long terms.
By promoting capable human resources with wide knowledge of business as Executive Officers and entrusting them with operations responsibilities for specific business areas, the Company intends to enhance its corporate value through more flexible and more efficient management operations.
2. Outline of the System
(1)	The term of office of Executive Officers will be one year.
(2)	The appointment and discharge of Executive Officers will be made by the Board of Directors.
(3)	The duties and operations that Executive Officers will be entrusted with will be decided by the Board of Directors.
(4)	While the number of Executive Officers initially appointed upon the introduction of the system will be seven, this number will gradually increase in the future toward the realization of a more solid management execution structure.
3. Timing of Introduction of the System
The System shall be introduced on April 1, 2008.
4. Appointment of Executive Officers (Effective April 1, 2008)

(Name)	(Current title)

Masayuki Ito	President & C.E.O., Canon Ecology Industry, Inc.

Masahiro Haga	Senior Vice President, Canon U.S.A., Inc

Kengo Uramoto	Deputy Group Executive, Human Resources Management &
Organization Headquarters

Masanori Yamada	Group Executive, Office Imaging Products Corporate System
Group

Akio Noguchi	Deputy Chief Executive, Peripheral Products Operations

Hiroyuki Suematsu	Chief Executive, Chemical Products Operations

Yasuhiro Tani	Group Executive, Digital Platform Technology Development
Headquarters

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

January 30, 2008
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First Section) and other Stock Exchanges]
Inquiries:
Masahiro Osawa
Managing Director, Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Regarding Issuance of Stock Options (Share Options)
Canon Inc. (the “Company”) resolved, at the meeting of its board of directors (the “Board of Directors”) held on January 30, 2008 to make the following proposals at the Ordinary General Meeting of Shareholders for the 107th Business Term of the Company scheduled for March 28, 2008: a) that share options (shinkabu yoyaku-ken) be issued, without compensation, to the Company’s directors, executive officers and senior employees, as stock options, pursuant to the provisions of Articles 236, 238 and 239 of the Corporation Law (Kaisha-ho); b) that the determination of the matters regarding the offering be delegated to the Board of Directors; and c) that share options be issued to the Company’s directors as compensation. The Company hereby announces as follows:
1.	The Reason for the Necessity to Solicit Those Who Subscribe for Share Options on Particularly Favorable Conditions

Share options will be issued to the Company’s directors, executive officers and senior employees, without compensation, for the purpose of further enhancing their motivation and morale to improve the Company’s performance, with a view to long-term improvement of its corporate value.

2.	Grantees of Share Options

The Company’s directors, seven (7) executive officers, and not more than thirty-five (35) senior employees who are entrusted with important functions.

3.	Maximum Number of Share Options

The maximum number of share options that the Board of Directors will be authorized to determine matters on offering, based on the delegation by resolution of the said shareholders meeting (the “Resolution”), will be six thousand (6,000).

4.	Cash Payment for Share Options

No cash payment will be required for the share options that the Board of Directors will be authorized to determine matters on offering, based on the delegation by the Resolution.

5.	Features of Share Options

The features of share options that the Board of Directors will be authorized to determine matters on offering, based on the delegation by the Resolution, will be as follows:
(1)	Number of Shares to be acquired upon Exercise of a Share Option

The number of shares to be acquired upon Exercise of one (1) share option (the “Allotted Number of Shares”) shall be one hundred (100) common shares, and the maximum total number of shares to be delivered due to the exercise of share options shall be six hundred thousand (600,000) shares.

However, if the Company effects a share split (including allotment of common shares without compensation; this inclusion being applicable below) or a share consolidation after the date of the allotment of the share options, the Allotted Number of Shares will be adjusted by the following calculation formula:

Allotted Number of Shares after Adjustment

= Allotted Number of Shares before Adjustment x Ratio of Share Splitting or Share Consolidation.

Such adjustment will be made only with respect to the number of issued share options that have not then been exercised, and any fractional number of less than one (1) share resulting from such adjustment will be rounded off.

(2)	Amount of Property to Be Contributed upon Exercise of Share Options

The amount of property to be contributed upon the exercise of each share option will be the amount obtained by multiplying the amount to be paid in for one share (the “Exercise Price”) to be delivered upon the exercise of a share option by the Allotted Number of Shares. The Exercise Price will be the product of the multiplication of 1.05 and the closing price of one (1) common share of the Company in ordinary trading at the Tokyo Stock Exchange as of the date of allotment of the share options (or if no trade is made on such date, the date immediately preceding the date on which such ordinary shares are traded), with any factional amount of less than one (1) yen to be rounded up to one (1) yen.

The Exercise Price will be adjusted as follows:
(i)	If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one (1) yen to be rounded up to one (1) yen:

Exercise Price after Adjustment

= Exercise Price before Adjustment x	1

Ratio of Share Splitting or Share Consolidation
(ii)	If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof (other than by way of conversion the third series of Unsecured Convertible Debentures Due 2008 of the Company) or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one (1) yen to be rounded up to one (1) yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:
Exercise Price after Adjustment = Exercise Price before Adjustment x

Number of Issued and Outstanding Shares +	Number of Newly Issued Shares x Payment amount per Share

Market Price

Number of Issued and Outstanding Shares + Number of Newly Issued Shares

The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to Be Disposed.”

(iii)	In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.
(3)	Period during Which Share Options Are Exercisable

From May 1, 2010 to April 30, 2014.

(4)	Matters regarding Stated Capital and Capital Reserves Increased When Shares Are Issued upon Exercise of Share Options
(i)	The increased amount of stated capital will be one half (1/2) of the maximum amount of increases of stated capital, etc. to be calculated in accordance with Article 40, Paragraph 1 of the Companies Accounting Regulations (Kaisha Keisan Kisoku). Any fractional amount of less than one (1) yen resulting from such calculation will be rounded up to one (1) yen.

(ii)	The increased amount of capital reserves shall be the amount of the maximum amount of increases of stated capital, etc., mentioned in (i) above, after the subtraction of increased amount of stated capital mentioned in (i) above.
(5)	Restriction on Acquisition of Share Options by Transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.

(6)	Events for the Company’s Acquisition of Share Options

If a proposal for the approval of a merger agreement under which the Company will become an extinguishing company or a proposal for the approval for a share exchange agreement or a share transfer plan under which the Company will become a wholly-owned subsidiary is approved by the Company’s shareholders at a shareholders’ meeting (or by the Board of Directors if no resolution of a shareholders’ meeting is required for such approval), the Company will be entitled to acquire the share options, without compensation, on a date separately designated by the Board of Directors.

(7)	Handling of Fractions

Any fraction of a share (less than one (1) share) to be delivered to any holder of share options who has exercised share options will be disregarded.

(8)	Other Conditions for Exercise of Share Options
(i)	One share option may not be exercised partially.

(ii)	Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within two (2) years from the end of the Ordinary General Meeting of Shareholders for the 107th Business Term of the Company.

(iii)	Holders of share options will be entitled to exercise their share options for two (2) years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately lose effect.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.
6.	Specific Method of Calculation of Remuneration to Directors

The amount of share options to be issued to the directors of the Company, as remuneration, will be the amount to be obtained by multiplying the fair market value per share option as of the allotment date thereof by the total number (not more than three thousand five hundred (3,500) share options) of share options to be allotted to the directors existing as of such allotment date. The fair market value of a share option will be calculated with the use of the Black-Scholes model on the basis of various conditions applicable on the allotment date. Upon the approval of Proposal No. 2, regarding election of directors, the number of directors will be Twenty-five (25).
End.